UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   SLONEKER III, HOWARD L
   7 LITTLE CREEK LANE
   GLENDALE, OH  45246

2. Issuer Name and Ticker or Trading Symbol
   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   Sr. Vice President & Secretary
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     432,288        D  Direct
Common Stock                                                                                     5,846          I  Employee Savings
                                                                                                                   Pln
Common Stock                                                                                     119            I  Spouse as
                                                                                                                   custodian
Common Stock                                                                                     575            I  Supplemental ESP
Common Stock                                                                                     2,432          I  by Daughter
Common Stock                                                                                     2,432          I  by Son
Common Stock                                                                                     2,432          I  by Spouse
Common Stock                                                                                     796,826        I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.5000                                                                   01/23/97     01/23/06
to buy)
Incentive Stock Option (right  $20.3438                                                                   02/18/00     02/18/09
to buy)
Non-Qualified Stock Option     $8.9900         06/01/01       A         31,000                                         06/01/11
(right to buy)
Non-Qualified Stock Option     $12.3750                                                                   02/28/01     02/28/10
(right to buy)
Non-Qualified Stock Option     $13.1250                                                                   03/23/01     03/23/10
(right to buy)
Non-Qualified Stock Option     $17.5000                                                                   01/23/97     01/23/06
(right to buy)
Non-Qualified Stock Option     $20.3438                                                                   02/18/00     02/18/09
(right to buy)
Non-Qualified Stock Option     $20.6875                                                                   02/20/98     02/20/07
(right to buy)
Non-Qualified Stock Option     $23.4688                                                                   02/19/99     02/19/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   11,428                    11,428        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   14,740                    14,740        D   Direct
to buy)
Non-Qualified Stock Option     06/01/01  Common Stock                   31,000                    31,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,906                     1,906         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,260                     9,260         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)

Explanation of Responses:



SIGNATURE OF REPORTING PERSON

/S/ SLONEKER III, HOWARD L

DATE 01/29/02